FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2019

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

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AstraZeneca PLC

INDEX TO EXHIBITS

1.
Lynparza nearly doubled the time patients lived without disease progression from germline BRCA-mutated metastatic pancreatic cancer

Lynparza nearly doubled the time patients lived without disease progression from germline BRCA-mutated metastatic pancreatic cancer

22% of patients receiving Lynparza remained free of
disease progression after two years vs. 10% on placebo

Lynparza now the first PARP inhibitor to
demonstrate benefit in three different cancer types

3 June 2019 07:00 BST

AstraZeneca and MSD Inc., Kenilworth, N.J., US (MSD: known as Merck & Co., Inc. inside the US and Canada) today announced detailed results from the Phase III POLO trial at the 2019 American Society of Clinical Oncology (ASCO) Annual Meeting in Chicago, US (Abs #LBA4). Results are today also published in The New England Journal of Medicine (NEJM).

The POLO trial tested Lynparza (olaparib) tablets as 1st-line maintenance monotherapy for patients with germline BRCA-mutated (gBRCAm) metastatic adenocarcinoma of the pancreas (pancreatic cancer) whose disease had not progressed following standard-of-care platinum-based 1st-line chemotherapy.

Results from the trial showed a statistically-significant and clinically-meaningful improvement in progression-free survival (PFS) for Lynparza vs. placebo, improving the time without disease progression by a median of 7.4 months for patients treated with Lynparza vs. 3.8 months for those on placebo (HR 0.53 [95% CI, 0.35-0.82], p=0.004). More than twice as many patients showed no disease progression both at one year (34% on Lynparza vs. 15% on placebo) and two years (22% vs. 10%, respectively).

José Baselga, Executive Vice President, Oncology R&D, said: "These unprecedented results raise new hope for patients that have seen little progress over a long period of time. From as early as six months after initiation, more than twice as many patients taking Lynparza lived without progression of their disease compared to those on placebo and we are now working with regulatory authorities to bring Lynparza to patients as quickly as possible."

Roy Baynes, Senior Vice President and Head of Global Clinical Development, Chief Medical Officer, MSD Research Laboratories, said: "We are encouraged by the results of the POLO trial which showed a considerable reduction in risk of disease progression or death with Lynparza for germline BRCA-mutated metastatic pancreatic cancer patients who did not progress on chemotherapy. Currently less than 3% of metastatic pancreatic cancer patients survive more than five years after diagnosis. The results of this trial reinforce MSD and AstraZeneca's commitment to develop innovative treatments for cancers with few options."

Hedy L. Kindler, MD, co-principal investigator of the POLO trial and Professor of Medicine, University of Chicago Medicine, said: "Despite efforts to identify therapies, targeted or combination treatments to improve patient outcomes, pancreatic cancer remains an area of high unmet need. The results of the POLO trial may open the door to a new era of personalised, biomarker-led care in metastatic pancreatic cancer and reinforces the importance of knowing BRCA status at diagnosis."

Click to see Kaplan-Meier estimates of PFS by blinded, independent central review:
https://www.astrazeneca.com/content/dam/az/Image%20Bank/PrgFree02062019.png/jcr:content/renditions/cq5dam.web.1200.PrgFree02062019.png

From The New England Journal of Medicine, Golan T, et al. Maintenance Olaparib for Germline BRCA-Mutated Metastatic Pancreatic Cancer, Jun 2 [Epub ahead of print] Copyright © 2019 Massachusetts Medical Society. Reprinted with permission from the Massachusetts Medical Society.

The safety and tolerability profile of Lynparza in the POLO trial was in line with that observed in prior clinical trials. The most common adverse events (AEs) ≥20% were fatigue/asthenia (60%), nausea (45%), abdominal pain (29%), diarrhoea (29%), anaemia (28%), decreased appetite (25%) and constipation (23%). The most common ≥ grade 3 AEs were anaemia (11%), fatigue/asthenia (5%), decreased appetite (3%), abdominal pain (2%), vomiting (1%) and arthralgia (1%). AEs led to dose interruption in 16% of patients on Lynparza while 5% of patients discontinued treatment.

Lynparza, which is being jointly developed and commercialised by AstraZeneca and MSD, is approved for multiple indications in advanced ovarian cancer and metastatic breast cancer and has been used in over 20,000 patients worldwide.

About POLO
POLO is a Phase III randomised, double-blinded, placebo-controlled, multicentre trial of Lynparza tablets (300mg twice daily) as maintenance monotherapy vs. placebo. The trial randomised 154 patients with gBRCAm metastatic pancreatic cancer whose disease had not progressed on 1st-line platinum-based chemotherapy. Patients were randomised (3:2) to receive Lynparza or placebo until disease progression. The primary endpoint was PFS and key secondary endpoints included overall survival, time to second disease progression, overall response rate, disease control rate and health-related quality of life.

About pancreatic cancer
Pancreatic cancer is the 12th most common cancer worldwide,1 with 458,918 new cases in 2018 alone.1With the worst survival rate of all the most common cancers,2 it is the 4th leading cause of cancer death,3and less than 3% of patients with metastatic disease survive more than five years after diagnosis.4 Early diagnosis of pancreatic cancer is difficult, as often there are no symptoms until it is too late.5 Around 80% of patients are diagnosed at the metastatic stage.6

There are two types of pancreatic cancer. Exocrine tumours, of which the most common type is pancreatic ductal adenocarcinoma (PDAC),7 start in the exocrine cells, where enzymes help to digest food. Neuroendocrine tumours start in neuroendocrine cells, which produce hormones, such as insulin,6 that control different functions of the body.

About BRCA mutations
Breast cancer susceptibility genes 1/2 (BRCA1 and BRCA2) are human genes that produce proteins responsible for repairing damaged DNA and play an important role maintaining the genetic stability of cells. When either of these genes is mutated, or altered, such that its protein product either is not made or does not function correctly, DNA damage may not be repaired properly, and cells become unstable. As a result, cells are more likely to develop additional genetic alterations that can lead to cancer.

About Lynparza
Lynparza (olaparib) is a first-in-class PARP inhibitor and the first targeted treatment to block DNA damage response (DDR) in cells/tumours harbouring a deficiency in homologous recombination repair (HRR), such as mutations in BRCA1 and/or BRCA2. Inhibition of PARP with Lynparza leads to the trapping of PARP bound to DNA single-strand breaks, stalling of replication forks, their collapse and the generation of DNA double-strand breaks and cancer cell death. Lynparza is being tested in a range of PARP-dependent tumour types with defects and dependencies in the DDR.

Lynparza is currently approved in over 60 countries, including those in the EU, for the maintenance treatment of platinum-sensitive relapsed ovarian cancer regardless of BRCA status. It is approved in the US, Canada and Brazil as 1st-line maintenance treatment of BRCAm advanced ovarian cancer following response to platinum-based chemotherapy. It is also approved in nearly 40 countries, including the US and Japan, for germline BRCAm HER2-negative metastatic breast cancer previously treated with chemotherapy; in the EU this includes locally advanced breast cancer. Regulatory reviews are underway in other jurisdictions for both ovarian cancer and breast cancer.

Lynparza has the broadest and most advanced clinical trial development programme of any PARP inhibitor, and AstraZeneca and MSD are working together to understand how it may affect multiple PARP-dependent tumours as a monotherapy and in combination across multiple cancer types. Lynparza is the foundation of AstraZeneca's industry-leading portfolio of potential new medicines targeting DDR mechanisms in cancer cells.

About the AstraZeneca and MSD strategic oncology collaboration
In July 2017, AstraZeneca and Merck & Co., Inc., Kenilworth, NJ, US, known as MSD outside the United States and Canada, announced a global strategic oncology collaboration to co-develop and co-commercialise Lynparza, the world's first PARP inhibitor, and potential new medicine selumetinib, a MEK inhibitor, for multiple cancer types. Working together, the companies will develop Lynparza and selumetinib in combination with other potential new medicines and as monotherapies. Independently, the companies will develop Lynparza and selumetinib in combination with their respective PD-L1 and PD-1 medicines.

About AstraZeneca in Oncology
AstraZeneca has a deep-rooted heritage in Oncology and offers a quickly-growing portfolio of new medicines that has the potential to transform patients' lives and the Company's future. With at least six new medicines to be launched between 2014 and 2020, and a broad pipeline of small molecules and biologics in development, we are committed to advance Oncology as a key growth driver for AstraZeneca focused on lung, ovarian, breast and blood cancers. In addition to our core capabilities, we actively pursue innovative partnerships and investments that accelerate the delivery of our strategy, as illustrated by our investment in Acerta Pharma in haematology.

By harnessing the power of four scientific platforms - Immuno-Oncology, Tumour Drivers and Resistance, DNA Damage Response and Antibody Drug Conjugates - and by championing the development of personalised combinations, AstraZeneca has the vision to redefine cancer treatment and one day eliminate cancer as a cause of death.

About AstraZeneca
AstraZeneca is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism and Respiratory. AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. For more information, please visit astrazeneca.com and follow us on Twitter @AstraZeneca.

Media Relations
Gonzalo Viña		+44 203 749 5916
Rob Skelding	Oncology	+44 203 749 5821
Rebecca Einhorn	Oncology	+1 301 518 4122
Matt Kent	BioPharma	+44 203 749 5906
Jennifer Hursit	Other	+44 203 749 5762
Christina Malmberg Hägerstrand	Sweden	+46 8 552 53 106
Michele Meixell	US	+1 302 885 2677
Investor Relations
Thomas Kudsk Larsen		+44 203 749 5712
Henry Wheeler	Oncology	+44 203 749 5797
Christer Gruvris	BioPharma (cardiovascular, metabolism)	+44 203 749 5711
Nick Stone	BioPharma (respiratory, renal)	+44 203 749 5716
Josie Afolabi	Other medicines	+44 203 749 5631
Craig Marks	Finance, fixed income	+44 7881 615 764
Jennifer Kretzmann	Corporate access, retail investors	+44 203 749 5824
US toll-free		+1 866 381 72 77

References
1 World Health Organisation. International Agency for Research on Cancer. Estimated number of new cases in 2018, worldwide, all cancers, both sexes, all ages. Accessed May 2019 from https://gco.iarc.fr/today.
2 Pancreatic Cancer Action. Facts and statistics. Accessed May 2019 from https://pancreaticcanceraction.org/about-pancreatic-cancer/healthcare-professionals/stats-facts/facts-and-statistics/.
3 Hidalgo M et al. Addressing the challenges of pancreatic cancer: future directions for improving outcomes. 2015: Vol 15, Issue 1, Pg. 8-18.
4 American Cancer Society. Survival rates for Pancreatic Cancer. Accessed May 2019 fromhttps://www.cancer.org/cancer/pancreatic-cancer/detection-diagnosis-staging/survival-rates.html.
5 Pancreatic Cancer UK. Signs and symptoms if pancreatic cancer. Accessed May 2019 fromhttps://www.pancreaticcancer.org.uk/information-and-support/facts-about-pancreatic-cancer/signs-and-symptoms-of-pancreatic-cancer/.
6 Pancreatic Cancer. Some key facts. Accessed May 2019 fromhttps://www.pancreaticcancer.org.uk/media/409815/mp-pancreatic-cancer-briefing-notes.pdf.
7 Pancreatic Cancer UK. Types of pancreatic cancer. Accessed May 2019 fromhttps://www.pancreaticcancer.org.uk/information-and-support/facts-about-pancreatic-cancer/types-of-pancreatic-cancer/.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 03 June 2019

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary